Exhibit 20


FOR      CHESHIRE DISTRIBUTORS, INC.
CONTACTS Gilad Gat, Vice President/Business Development
         203-255-4116, gilad.tti@mindspring.com

                              FOR IMMEDIATE RELEASE
                              ---------------------

o CHESHIRE ANNOUNCES THAT STOCK PURCHASE AGREEMENT BETWEEN CHESHIRE AND EDUARDO CARDOSO HAS BEEN TERMINATED.

o    CHESHIRE IS CURRENTLY SEARCHING FOR NEW BUSINESS OPPORTUNITIES

WESTPORT, Conn., Feb. 12, 2001 - Cheshire Distributors, Inc. (OTC BB: CDCA) announced today the termination of the Stock Purchase Agreement between Cheshire and Eduardo Cardoso dated September 23rd, 1999.

The lead lender obtained by Cheshire to finance the completion of the acquisition of the common stock of Cardoso Cigarette Depot Pty. Ltd. ("Cardoso") has notified Cheshire of its decision to withdraw its financing proposal after reviewing the financial results and operating income (loss) for the 3rd quarter of operation of Cardoso for the period ending November 30, 2000, which are significantly below expectations due primarily to the increased costs of fuel used by the Cardoso fleet of delivery trucks and the devaluation of the South African Rand in comparison to the U.S. Dollar. The Rand has declined in exchange value by 27.50% since the agreement was originally executed with Cardoso. As a result of such withdrawal of financing, the seller, Mr. Eduardo Cardoso, has elected to terminate the agreement whereby, Cheshire Distributors, Inc. was to purchase 100% of Cardoso for a consideration of $10 million. Cheshire has been able to negotiate for a return of monies previously paid by Cheshire to Mr. Cardoso under the Stock Purchase Agreement.

         "With the termination of the Stock Purchase Agreement," says Cheshire's Vice President of Business Development Gilad Gat, "the company is now looking for new investment opportunities."

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FORWARD-LOOKING STATEMENT:

This press release contains forward-looking statements, which are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Expressions of future goals and similar expressions including without limitation such words as: "expects," "believes," "seeks" and "anticipates," reflecting something other than historical facts are intended to identify forward looking-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, including the timely development and market acceptance of products and technologies, and other factors. The actual results may differ materially from any forward-looking statements due to such risks and uncertainties. The Company undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.